UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of February 2008

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company



For filings with the FSA include the annex
For filings with issuer exclude the annex


TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer       PEARSON PLC
of existing shares to which
voting rights are attached:


2. Reason for notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights:                               (YES)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (NO)

An event changing the breakdown of voting rights:                          (NO)

Other (please specify) :                                                   (NO)


3. Full name of person(s) subject to notification obligation:

TEMPLETON GLOBAL ADVISORS LIMITED

4. Full name of shareholder(s) (if different from 3) :

BANK OF NEW YORK
EUROCLEAR
HSBC BANK PLC
JP MORGAN CHASE BANK
MELLON BANK
MERRILL LYNCH INTL. LTD
ROYAL TRUST CORP. OF CANADA
STATE STREET BANK

5. Date of transaction (and date on which the threshold is crossed or reached if different):

14 FEBRUARY, 2008

6. Date on which issuer notified:

15 FEBRUARY, 2008

7. Threshold(s) that is/are crossed or reached:

BELOW 7%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares              Situation previous to
if possible use                 the Triggering transaction
ISIN CODE
                       Number of shares       Number of voting Rights

ORDINARY OF
GBP.25
ISIN:
GB0006776081            56,963,321                 56,963,321



                           Resulting situation after the triggering transaction

Class/type of shares   Number of shares  Number of voting rights    % of voting rights
if possible use
ISIN CODE                                Direct     Indirect        Direct    Indirect

ORDINARY OF
GBP.25
ISIN:
GB0006776081                                         56,508,060                 6.99%


B: Financial Instruments

Resulting situation after the triggering transaction

Type of     Expiration date  Exercise/conversion  No. of voting     % of voting
financial                    period/date          rights that may   rights
instrument                                        be acquired (if
                                                  the instrument
                                                  exercised/
                                                  converted)



Total (A+B)
Number of voting rights       % of voting rights


56,508,060                        6.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:





Proxy Voting:


10. Name of proxy holder:




11. Number of voting rights proxy holder will cease to hold:




12. Date on which proxy holder will cease to hold voting rights:




13. Additional information:




14. Contact name:

LORI A. WEBER
ASSISTANT SECRETARY, FRANKLIN RESOURCES, INC.


15. Contact telephone number:

954-847-2283


For notes on how to complete form TR-1 please see the FSA website.



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date:  18 February 2008

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary